Exhibit 99.3

SPHERE 3D CORP. ANNOUNCES FILING OF
AMENDMENT TO MANAGEMENT INFORMATION CIRCULAR

SAN JOSE, California - June 13, 2017 - Sphere 3D Corp. (NASDAQ: ANY) (the "Company"), a containerization, virtualization, and data management solution provider, today announced that it has filed an amendment to the notice of special meeting of the Company (the "Notice") and the accompanying management information circular (the "Circular"), each dated May 16, 2017, which amends the proposed share consolidation from a range of one-for-five to one-for-twenty-five, rather than the previous range of one-for-five to one-for-fifteen. The Circular otherwise remains unchanged. Copies of the Circular and the amendment thereto will be available on SEDAR at www.sedar.com under the Company's profile and at the Meeting.
About Sphere 3D Corp.:
Sphere 3D Corp. (NASDAQ: ANY) delivers containerization, virtualization, and data management solutions via hybrid cloud, cloud and on-premises implementations through its global reseller network and professional services organization. Sphere 3D, along with its wholly owned subsidiaries Overland Storage, and Tandberg Data, has a strong portfolio of brands, including HVE ConneXions and UCX ConneXions, dedicated to helping customers achieve their IT goals. For more information, visit www.sphere3d.com. Follow us on Twitter @Sphere3D, @overlandstorage and @tandbergdata.

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Sphere 3D Investor Contact:
The Blueshirt Group
Mike Bishop
415-217-4968
mike@blueshirtgroup.com